SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

Kerry Kenny

525 University Ave., Suite 520

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108		13D

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 3,375,856 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 3,375,856 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,856 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,745,249 shares held by SVP V; (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V; and (iii) a fully exercisable warrant to purchase 143,157 shares held by SVP V.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 34,047,846 shares of Common Stock outstanding as of April 29, 2011 set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011.

CUSIP No. 560879108		13D

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 3,375,856 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 3,375,856 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,856 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.9% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,745,249 shares held by SVP V; (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V; and (iii) a fully exercisable warrant to purchase 143,157 shares held by SVP V.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole executive managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 34,047,846 shares of Common Stock outstanding as of April 29, 2011 set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011.

CUSIP No. 560879108		13D

1.	Name of Reporting Persons John Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,380 (2)

	8.	Shared Voting Power 3,375,856 (3)

	9.	Sole Dispositive Power 50,380 (2)

	10.	Shared Dispositive Power 3,375,856 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,426,236 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.1% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 35,380 shares held by Freund; and (ii) an option to purchase 20,000 shares held by Freund of which 15,000 shares have vested or will vest within the following 60 days hereof;

(3) Includes (i) 2,745,249 shares held by SVP V; (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V; and (iii) a fully exercisable warrant to purchase 143,157 shares held by SVP V.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole executive managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(4) This percentage is calculated based upon 34,047,846 shares of Common Stock outstanding as of April 29, 2011 set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011.

Item 1.                     Security and Issuer.

(a)          This Statement on Schedule 13D is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MAKO Surgical Corp. (the “Issuer”).

(b)         The principal executive office of the Issuer is located at 2555 Davie Road, Fort Lauderdale, Florida 33317.

Item 2.                     Identity and Background.

(a)          This Amendment to the Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund,” together with SVP V, SVM V and Freund, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)         The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, California 94301.

(c)          The principal business of the Reporting Persons is venture capital investment.

(d)         During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP V is a Delaware limited partnership.  SVM V is a California limited liability company.  Freund is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling SVM V, the general partner of SVP V (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.                     Source and Amount of Funds or Other Consideration.

On October 28, 2008, 2,437,249 shares of Common Stock were purchased by SVP V for an aggregate consideration of $15,110,943.80 of its working capital.  A fully exercisable warrant to purchase 487,450 shares of Common Stock was purchased by SVP V for an aggregate consideration of $60,931.23 of its working capital.  A fully exercisable warrant to purchase 143,157 was purchased by SVP V for an aggregate consideration of $17,894.63 of its working capital.

On August 14, 2009, 758,000 shares of Common Stock were purchased by SVP V for an aggregate consideration of $5,495,500 of its working capital.

On November 8, 2010, 600,000 shares of Common Stock were purchased by SVP V for an aggregate consideration of $5,790,000 of its working capital.

SVP V received the funds for the purchases through contributions of capital from its respective partners (general and limited).  No part of any purchase by the aforementioned entities was financed with borrowed funds.

On December 3, 2010, 20,000 shares of Common Stock were purchased by Freund for an aggregate consideration of $236,212 of its working capital.

On June 10, 2010, 20,000 stock options, which vest ratably on a quarterly schedule over a one year period commencing on the grant date, were issued to Freund.

On May 9, 2011, SVP V made a pro-rata in kind distribution of 1,050,000 shares of its Common Stock without consideration to it’s limited and general partners.

Item 4.                     Purpose of Transaction.

SVP V agreed to purchase the securities for investment purposes with the aim of increasing the value of its investments in the Issuer.

Freund is a member of the Board of Directors of the Issuer and also serves as the sole Managing Member of SVM V, which serves as the sole General Partner of SVP V.

On October 28, 2008, SVP V entered into that certain Securities Purchase Agreement (the “Offering”) to purchase 2,437,249 shares of Common Stock of the Issuer, at a price of $6.20 per share (the “Common Shares”).   In connection therewith, SVP V received a warrant to purchase an aggregate of 487,450 shares of Common Stock of the Issuer (the “First Closing Warrant”) and a warrant to purchase an aggregate of 143,157 shares of Common Stock (the “Call Warrant”).  The First Closing Warrant has a term of seven years, expiring October 28, 2015.  The exercise price under the First Closing Warrant is $7.44 per share.  The First Closing Warrant may be exercised any day on or after one hundred and eighty days (180) from October 28, 2008 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the First Closing Warrant.  The applicable per share purchase price and the number of shares issuable upon exercise of the First Closing Warrant is subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.  The Call Warrant has a term of seven years from the date the Call Warrant becomes exercisable.  The exercise price under the Call Warrant is $6.20 per share.  The Call Warrant may be exercised after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the Call Warrant.

In connection with the Offering, SVP V has provided the Issuer with a call right whereby the issuer may, subject to the satisfaction of certain conditions (the “Call Right”), require SVP V to purchase, prior to December 31, 2009, (i) $8,875,739.65 worth of Common Stock with a purchase price of the lower of (A) $6.20 per share or (B) the five day volume weighted average price of the Issuer’s Common Stock on the primary exchange or quotation system on which the Common Stock is then listed or quoted for the period ending on the date immediately prior to the closing date of the transaction associated with the exercise of the Issuer’s call right; and (ii) an additional warrant to purchase shares of Common Stock of either 15% or 40% of the sum of the Common Stock shares purchased in the Offering and those purchased in connection with the Call Right depending on whether the Issuer meets certain conditions set forth in the Offering.

In connection with the Offering, the Issuer increased the number of members of the Board of Directors of the Company (the “Board”) to ten (10).  Additionally, so long as SVP V or its affiliated entities hold at least 25% of the 2,437,450 Common Shares it purchased in the Offering, it shall be entitled to appoint one (1) representative to the Board.  John Freund has been initially appointed by SVP V to this Board position.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the form of the Purchase Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

On August 10, 2009, each of SVP V and Fruend entered into a Lock-Up Agreement with the Issuer whereby they agreed not to make certain dispositions (as set forth in the Lock-Up Agreement) of shares of their Common Stock (as defined in the Lock-up Agreement) for a period of 90 days (“Lock-Up Period”) without the prior written consent of the Issuer.  Prior to engaging in any transaction or taking any other action that is subject to the terms of the Lock-up Agreement during the period from the date of the Lock-up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, SVP V and Fruend, as applicable, will give notice thereof to the Issuer and will not consummate such transaction or take any such action unless it has received written confirmation from the Issuer that the Lock-Up Period has expired. The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

On August 14, 2009, SVP V entered into that certain Purchase Agreement (the “Purchase Agreement”) to purchase 758,000 Common Shares of the Issuer, at a price of $7.25 per share.

On August 10, 2009, SVP V entered into that certain Lock-Up Agreement.

On November 8, 2010 SVP V entered into that certain Lock-Up Agreement.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                     Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of February 10, 2011.

Reporting Persons	Shares Held Directly	First Closing Warrants Held Directly	Call Warrants Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

SVP V	2,745,249	487,450	143,157	0	3,375,856	0	3,375,856	3,375,856	9.9%

SVM V	0	0		0	3,375,856	0	3,375,856	3,375,856	9.9%

Freund	50,380	0		50,380	3,375,856	50,380	4,465,856	3,426,236	10.1%

(1) SVM V serves as the sole general partner of SVP V.  SVM V owns no securities of the Issuer directly and shares power to vote and dispose of the shares held by SVP V.  Freund serves as the sole executive managing director of SVM V and may be deemed to share power to vote and dispose of the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V, except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 34,047,846 shares of Common Stock outstanding as of April 29, 2011 set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                     Material to be Filed as Exhibits.

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Purchase Agreement dated August 14, 2009 (Incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on August 17, 2009 (SEC File No. 001-33966)).

Exhibit G:  Lock-Up Agreement dated August 10, 2009.

Exhibit H:  Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ Kerry Kenny as attorney-in-fact

Name:	John Freund
Manager

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ Kerry Kenny as attorney-in-fact

Name:	John Freund
Manager

/s/ Kerry Kenny as attorney-in-fact
John Freund

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:      Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

John G. Freund

c/o Skyline Ventures

525 University Avenue, Suite 520

Palo Alto, California 94301

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Purchase Agreement dated August 14, 2009 (Incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on August 17, 2009 (SEC File No. 001-33966)).

Exhibit G:  Lock-Up Agreement dated August 10, 2009. (Incorporated by reference to Exhibit G to reporting persons 13D/A filed on March 25, 2010 (SEC File No. 005-83839).

Exhibit H:  Agreement regarding filing of joint Schedule 13D.

Exhibit H

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of MAKO Surgical Corporation is filed on behalf of each of the undersigned.

Dated: May 31, 2011

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ Kerry Kenny as attorney-in-fact

Name:	John Freund
Manager

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ Kerry Kenny as attorney-in-fact

Name:	John Freund
Manager

/s/ Kerry Kenny as attorney-in-fact
John Freund

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)